Mail Stop 4561

November 6, 2008

Mr. Philip Graves
Chief Executive Officer
Rocketinfo, Inc.
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

> **Re:** **Rocketinfo, Inc.**
> **Form 10-KSB For the Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 000-26373**

Dear Mr. Graves:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Year Ended December 31, 2007

Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 17

1.   We note your references to "Advanced ID" as the reporting entity throughout your Management's Report on Internal Control over Financial Reporting. Please confirm, if true, that your management completed its assessment of internal

control over financial reporting as of December 31, 2007 and amend your filing to provide a revised report.

2.   Please consider whether your failure to file your Management's Report on Internal Control over Financial Reporting impacts management's conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosures as appropriate. That is, because disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," you should consider the impact of including the report of "AdvancedID" in your filing on your effectiveness conclusion.

Exhibits

3.   Refer to Exhibit 31. We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) fails to identify the specific periodic report to which it applies. That is, the first paragraph should indicate that you have read "this Form 10-KSB of Rocketinfo, Inc." When amending your report for the comments above, include a new, corrected certification.

4.   We note that both Exhibit 31 and Exhibit 32 contain two certifications each. When amending your report for the comments above, please file each certification as a separate exhibit.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Philip Graves
Rocketinfo, Inc.
November 6, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief